December 15, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Ms. Laura J. Riegel
         Division of Investment Management

         Re:      Withdrawal of Post-Effective Amendment No. 4
                  to the Registration Statement under the Securities Act of 1933 of Kemper Funds Trust
                  File Nos. 333-65661 and 811-09057
                  ---------------------------------

Dear Ms. Riegel:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), Kemper Funds Trust (the "Trust") hereby applies to withdraw Post-Effective Amendment No. 4 to its registration statement under the 1933 Act that was filed on October 3, 1999 (the "Amendment"). The Amendment was filed for the purpose of adding a new series to the Trust, namely Kemper Equity Fund (the "Fund"). At this time, the Trust has determined that the Fund does not comport with its immediate business plans, although it may pursue registration of similar series in the future. The Trust states that it has never made a public offering of securities of the Fund; that the Fund is not now nor has it ever been active; and that the Fund has no assets, known liabilities or pending claims. The Trust believes that withdrawal of this Amendment would be consistent with the public interest and the protection of investors.

         Please contact the undersigned at 617.295.2561 with any questions you may have concerning the foregoing.

                                Very truly yours,

                                /s/Maureen Kane
                                Maureen Kane
                                Assistant Secretary
                                Kemper Funds Trust